EXHIBIT (c)  (6)

Presentation to

Board of Directors
Regarding Project Corkscrew

August 23, 2003

The information contained herein is for informational purposes only and should not be considered an evaluation or opinion by
Bear, Stearns & Co. Inc.

     Table of Contents

     Section

1	Review of Marketing Process

2	Review of Capital Asset Partners LLC Preliminary Proposal

3	Review of Open Wheel Racing Series LLC Preliminary Proposal

4	Transaction Considerations

Appendices

A Capital Asset Partners LLC Preliminary Proposal

B Open Wheel Racing Series LLC Preliminary Proposal

C Investor Group Lead by Timothy Durham Letter of Interest

CONFIDENTIAL

Section 1

Review of Marketing Process

Strategic Alternatives Marketing Overview

To date Bear Stearns has contacted or been contacted by the following individuals and/or entities regarding entering into a transaction with Corkscrew (“Corkscrew” or “the Company”).

Racing Industry Participants/
Potential Strategic Investors	Financial Investors

Clear Channel Entertainment*	California Investment Fund*	Daniel Laikin*
The Coca Cola Company	Capital Asset Partners LLC*	Neil Lucas*
Formula One/Bernie Ecclestone*	Cascade Investment LLC	Michael Miles*
Forsythe Racing*	Charlesbank Capital Ventures	Henri Najem, Jr.*
Indianapolis Motor Speedway Corp./Anton George	Crown Partners(2)	National Bank of Canada(2)
International Speedway Corp./NASCAR	Mark Cuban/Radical Incubation*	Platinum Equity LLC*
Kevin Kalkhoven*	Timothy Durham*	Quadriga Funds
Korea Motorsports Center	Sven Eisenberg	RAM Capital
Pistol Creek Financial*	Falconhead Capital*	Reservoir Capital Group
Rocketsports, Inc.*	Gryphon Investors*	Reuben Brothers*
Carl Russo*	Hellman & Friedman	Rowland Capital*
TAR LLC / Paul Gentilozzi*	Huizenga Holdings	Salem Group
John Vannini	Independent Capital Advisors/Rainwater*	Stellican Limited*
The Walt Disney Company	Jordon Company(1)	Vulcan Inc.
Wasserman Media Group, LLC*	KST Capital

*	Indicates Corkscrew has received executed Confidentiality Agreement from individual/entity.

Bold indicates potential investors who have submitted a preliminary proposal to Corkscrew either individually or as part of a group.

Italics indicates individual is part of a single group considering making an offer to acquire Corkscrew.

(1)	Via Castle Crow inquiry.

(2)	On behalf of clients.

CONFIDENTIAL	1

Preliminary Proposals and Letter of Interest Received by Corkscrew

Corkscrew has received two preliminary proposals and one letter of interest.

Preliminary Proposals

•	Capital Asset Partners LLC

•	Submitted Preliminary Proposal to make an investment in Corkscrew, which is described in further detail in Section 2

•	Open Wheel Racing Series LLC

•	Submitted Preliminary Proposal contemplating the acquisition of all of the outstanding shares of Corkscrew for approximately $0.50 per share, which is described in further detail in Section 3

Letter of Interest

•	Investor Group led by Tim Durham

•	Submitted letter to Board of Directors indicating it is considering making an offer to acquire Corkscrew in an all cash transaction at $0.75 per share

CONFIDENTIAL	2

Section 2

Review of Capital Asset Partners LLC Preliminary Proposal

Summary of Capital Asset Partners (“CAP”) Preliminary Proposal(1)

Key Terms and Conditions

Transaction Structure:	Cash loan with warrants.
Loan Terms:	CAP would loan to Corkscrew $25.0 million. CAP would further offer to Corkscrew’s shareholders the right to loan to Corkscrew, on the same terms as CAP, up to an additional $5.0 million. The Loan would:
	(i)	be senior indebtednesss of Corkscrew and be secured by a first priority security interest in all assets of Corkscrew and its subsidiaries;
	(ii)	have a five-year term; and
	(ii)	bear interest at the rate of 13% per annum, payable quarterly.
Warrant Terms:	Corkscrew would issue to CAP warrants exercisable for common stock of Corkscrew equal to 85% of the outstanding common stock of Corkscrew. (Corkscrew shareholders who participate in the Loan would be entitled to receive warrants on a pro rata basis.) The warrants would:
	(i)	have an exercise price of $0.10 per share; and
	(ii)	be entitled to customary anti-dilution protection.
Holders of shares issued upon exercise of the warrants would be entitled to customary demand and piggyback registration rights.
Placement Fee:	1.5% of the total amount of all Loans received from CAP and other shareholders, payable upon closing to CAP.
Conditions Precedent:	(i)	CAP will have completed financing arrangements sufficient to enable it to advance the Loans.
	(ii)	CAP shall have completed due diligence and the results shall be satisfactory to CAP in its discretion.(2)
Exclusivity Sought:	30 days from the date on which the letter is countersigned by Corkscrew.

(1)	Source: August 19, 2003 Preliminary Proposal. Loan is defined in the Preliminary Proposal.

(2)	CAP has indicated that they expect financing of such transaction from their own sources and from an entity associated with the AFL-CIO Pension Fund.

CONFIDENTIAL	3

Assumptions in Modeling Capital Asset Partners LLC Preliminary Proposal

•	Utilized the 2004–2006 annual projections provided by Company management on August 22, 2003 (the “Projections”)

•	Confirmed with management that, for purposes of utilizing the Projections as if a Transaction (as defined in Bear Stearns’ engagement letter dated October 29, 2002) did not occur, the 2003 year-end cash balance should be adjusted upward by $1.5 million, which represents the Company’s estimate in its Projections of Bear Stearns’ fee if a Transaction were to occur

•	Eliminated interest income included in the Projections for 2004, 2005 and 2006 of approximately $56,000 per annum

•	The Company projects cash balances (as adjusted for elimination of the Bear Stearns’ fee) of $2.0 million, ($13.0) million, ($14.6) million and ($13.4) million, as of the end of 2003, 2004, 2005 and 2006, respectively

•	Consistent with CAP’s Preliminary Proposal, projected that:

•	$25 million of funding from CAP occurs on January 1, 2004, at an interest rate of 13%

•	The Company pays a placement fee of $375,000 to CAP on January 1, 2004, representing 1.5% of the total amount of the Loan (as defined in the Preliminary Proposal) received from CAP

•	Assumed that beginning on July 1, 2005 (18 months after closing, pursuant to the term outlined in the Preliminary Proposal), the Loan is repaid to the extent excess cash is available above an assumed minimum cash balance of $1.0 million

CONFIDENTIAL	4

Assumptions in Modeling Capital Asset Partners LLC Preliminary Proposal (cont.)

•	Assumed no cash taxes are paid throughout the projection period, as Corkscrew will have approximately $84 million of net operating losses as of December 31, 2003 to offset any taxable income

•	Assumed $1.0 million in annual capital expenditures, per Corkscrew management

•	Assumed the following regarding selected working capital balances as of December 31 of 2004–2006, per guidance from Corkscrew Management:

•	Accounts receivable equal to 8.1% of revenue, which is based on historic levels

•	Prepaid expenses and other current assets equal to 2.6% of revenue,which is based on historic levels

•	Accounts payable equal to 3.2% of expenses, which is based on historic levels

•	Assumed 2.0% interest rate earned on excess cash balance

•	Calculated the free cash flow to the equity of the Company and a range of terminal values based on projected 2007 EBITDA, an illustrative range of exit EBITDA multiples and net debt outstanding as of December 31, 2006

•	2007 EBITDA was based on discussions with Corkscrew Management who directed us to assume 5.0% growth in 2006 sponsorship and television revenue, with all other income statement items that affected EBITDA held constant to 2006

•	Discounted the free cash flows and terminal value at a range of discount rates

•	Assumed that exercise of warrants by CAP took place on December 31, 2006, if the projected value per share of the Company as of December 31, 2006 was greater than $0.10 per share

•	Exercise of warrants would result in the issuance of 83.4 million additional shares

•	CAP would own 85% of the shares outstanding upon warrant exercise

CONFIDENTIAL	5

Review of Capital Asset Partners LLC Preliminary Proposal (cont.)

The following schedule presents the calculation of free cash flows to the equity of the Company.

($ in millions)

		For the Year Ended December 31,
	At				At
	1/1/2004	2004	2005	2006	12/31/2006

Net Income (Loss)		($18.1)	($5.5)	($0.7)
Interest Expense, Net		3.2	3.0	2.9
Depreciation & Amortization		3.9	1.8	2.2

EBITDA		($11.1)	($0.7)	$4.4
Less: Depreciation		(3.9)	(1.8)	(2.2)

EBIT		($14.9)	($2.5)	$2.2
Plus: Depreciation		3.9	1.8	2.2
Less: Capital Expenditures		(1.0)	(1.0)	(1.0)
Less: Change in Working Capital		(2.1)	(1.0)	(0.5)

Total Free Cash Flow		($14.2)	($2.7)	$2.9
Plus: Debt Raised(1)	$24.6	$0.0	$0.0	$0.0
Less: Interest Expense	0.0	(3.3)	(3.1)	(2.9)
Less: Principal Amortization	0.0	0.0	(2.6)	0.0

Cash Flows to Equity	$24.6	($17.4)	($8.4)	$0.0
Terminal Enterprise Value	$0.0	$0.0	$0.0	$0.0	$28.2	(2)
Less: 12/31/06 Net Debt	0.0	0.0	0.0	0.0	(13.1	)(3)

Net Cash Flows to Equity	$24.6	($17.4)	($8.4)	$0.0	$15.2

(1)	Net of a $0.4 million placement fee of 1.5% of loan amount received by Corkscrew.

(2)	Assumes 2007 EBITDA of $5.6 million and a 5.0x exit EBITDA multiple for illustrative purposes. See following page for per share amounts based upon a range of exit EBITDA multiples.

(3)	Net of $1.0 million cash balance and $8.3 million of proceeds received by Corkscrew upon exercise of warrants if estimated share price exceeds $0.10.

CONFIDENTIAL	6

     Review of Capital Asset Partners LLC Preliminary Proposal (cont.)

     The table below presents implied per share results assuming a range of discount rates and illustrative exit EBITDA multiples.

	2007 Exit EBITDA Multiple
Discount
Rate	4.50x	4.75x	5.00x	5.25x	5.50x

12.00%	$0.12	$0.13	$0.14	$0.15	$0.16
14.00%	0.12	0.13	0.14	0.15	0.16
16.00%	0.12	0.13	0.14	0.15	0.16
18.00%	0.12	0.13	0.14	0.14	0.15
20.00%	0.12	0.13	0.13	0.14	0.15

CONFIDENTIAL	7

     Review of Capital Asset Partners LLC Preliminary Proposal (cont.)

     The table below presents the internal rate of return to CAP under a range of 2007 exit EBITDA multiples.

($ in millions)

		For the Year Ended December 31,
	At				At
	1/1/2004	2004	2005	2006	12/31/06

Equity Cash Flows
Terminal Enterprise Value	$0.0	$0.0	$0.0	$0.0	28.2	(1)
Less Net Debt	0.0	0.0	0.0	0.0	(13.1	) (2)
Percentage Owned	85.0%	85.0%	85.0%	85.0%	85.0%

Terminal Value to CAP	$0.0	$0.0	$0.0	$0.0	$12.9
Cost of Warrants	0.0	0.0	0.0	0.0	(8.3)

Cash Flows from Equity to CAP	$0.0	$0.0	$0.0	$0.0	$4.6
Debt Cash Flows
Investment(3)	($24.6)	$0.0	$0.0	$0.0	$0.0
Interest Income	0.0	3.3	3.1	2.9	0.0
Principal Amortization	0.0	0.0	2.6	0.0	22.4

Cash Flows from Debt to CAP	($24.6)	$3.3	$5.7	$2.9	$22.4
Total Cash Flows	($24.6)	$3.3	$5.7	$2.9	$27.0
Date of Inflow/(Outflow)	1/1/04	6/30/04	6/30/05	6/30/06	12/31/06

     Terminal Multiple Sensitivity Summary

	2007 Exit Terminal EBITDA Multiple

	4.50x	4.75x	5.00x	5.25x	5.50x

IRR	17.3%	18.8%	20.2%	21.6%	23.0%

(1)	Assumes 2007 EBITDA of $5.6 million and a 5.0x exit EBITDA multiple for illustrative purposes. Terminal multiples are sensitized below.

(2)	Net of $1.0 million cash balance and $8.3 million of proceeds received by Corkscrew upon exercise of warrants if estimated share price at 12/31/06 exceeds $0.10.

(3)	Net of a $0.4 million placement fee of 1.5% of loan amount received by Corkscrew.

CONFIDENTIAL	8

Section 3

Review of Open Wheel Racing
Series LLC Preliminary Proposal

Open Wheel Racing Series LLC (“Open Wheel”) Investors

Kevin Kalkhoven
Mr. Kalkhoven was Chairman and CEO of JDS Uniphase between 1992 and 2000. He co-owns PK Racing with former British American Racing team principal Craig Pollock, and entered a car in the Champ Car World Series in the beginning of the 2003 season.

Gerry Forsythe
Mr. Forsythe co-owns Team Player’s, which fields two cars in the Champ Car World Series, and is a director and limited partner of the British American Racing Formula One team. He also is a partner in England’s Rockingham Motor Speedway, which hosted its first Champ Series event in 2001, and is also a principal owner of the entity that holds Corkscrew’s Mexican television rights through 2004. Upon closing, Mr. Forsythe will contribute his ownership of 3,377,400 Corkscrew common shares to Open Wheel.

Paul Gentilozzi
Mr. Gentilozzi, as owner of Rocketsports, fields a car in the Champ Car World Series and runs a multi-car effort in the Trans-Am Series. Rocketsports, based in Lansing, Michigan, is also recognized for its expertise in building road racing chassis and engines. In addition, Mr. Gentilozzi recently acquired the marketing and promotional rights to the Trans-Am Series. Finally, Mr. Gentilozzi also controls Motorock LLC, an entity organized to create music and other promotional events to be conducted in association with motor racing weekends for various race series.

Carl Russo
Mr. Russo was CEO and President of Cerent from 1998 through August 1999, at which time he negotiated the $6.9 billion sale of the company to Cisco Systems. He stayed at Cisco until May 2002, at which point he left to pursue a career in motor racing in the Toyota Atlantic series. Mr. Russo currently fields two cars in the Toyota Atlantic Series.

CONFIDENTIAL	9

     Summary of Open Wheel Racing Series LLC Preliminary Proposal(1)

Key Terms and Conditions

Transaction Structure:	Reverse triangular merger, tender offer or other structure mutually agreed upon.

Purchase Price:	$0.50 in cash per Corkscrew common share. (At 14.718 million shares outstanding, this equates to approximately $7.4 million.)

Additional Capital Commitment:	Open Wheel Racing Series LLC has committed to an additional $15.0 million capital commitment.(2)

Shareholder Approval:	Subject to approval by the unaffiliated stockholders who actually vote at the stockholders meeting, counting dissenters as “no” votes.(3)

Not more than 5% of shareholders dissenting.

Board of Directors Approval:	Subject to Corkscrew Board approval, including approval by the Company’s independent directors.

Options Treatment:	All outstanding options to acquire shares of Corkscrew common stock will be terminated, with the consent of all optionees.

(1)	Source: August 15, 2003 Preliminary Proposal, unless otherwise noted.

(2)	Source: Open Wheel Operating Agreement

(3)	Source: Preliminary List of Expected Closing Conditions (see page 11.)

CONFIDENTIAL	10

Summary of Open Wheel Racing Series LLC Preliminary Proposal(1) (cont.)

            Preliminary List of Expected Closing Conditions

Mutual Conditions

1.	Shareholder approval. DGCL required majority of outstanding shares, including Gerry Forsythe shares; additional vote of majority of shareholders not affiliated with Open Wheel Racing Series LLC voting at meeting (treating all dissenters as voting no).

2.	All representations & warranties materially true at closing.

3.	All covenants complied with by closing.

4.	No injunction, orders etc. in place prohibiting closing.

5.	Any required governmental consents.

Buyer Only Conditions

1.	Not more than 5% of shareholders dissenting.

2.	Fairness opinion of Bear Stearns.(2)

3.	Absence of Material Adverse Change.

4.	Receipt of any required third party consents.

5.	All options and other convertible securities terminated.

6.	No deal-related litigation or action.

(1)	Source: E-mail sent to Cravath, Swaine & Moore LLP from Open Wheel’s counsel.

(2)	Open Wheel is considering whether or not it will obtain its own opinion.

CONFIDENTIAL	11

Summary of Open Wheel Racing Series LLC Preliminary Proposal(1) (cont.)

          Preliminary List of Expected Closing Conditions (cont.)

Deal Specific Conditions (if not resolved prior to Closing):

1.	Revision of the relevant Corkscrew entity’s bylaws to eliminate the franchise board by the members of the franchise board and receipt of a release from each franchise board member of all rights (statutory, contractual or otherwise) such member may have to manage and govern the relevant Corkscrew entity, to be a franchise member, or to be a member of the franchise board.

2.	Settlement of all outstanding litigation and arbitration of the relevant Corkscrew entity and all subsidiaries (including without limitation the Heitzler cases), which if not resolved may have a material adverse effect.

3.	Termination of Miami obligations for 2004 race (and going forward) including all ancillary agreements (lease, legal services, etc.).

4.	Payment of or satisfactory resolution of the Fittipaldi receivable (understanding that a revised agreement is being negotiated regarding this issue).

5.	Provision of satisfactory assurances that key sponsorships are in place for the 2004 season (including, without limitation, Bridgestone), on at least as favorable terms as 2003.

6.	Payment of or satisfactory resolution of the Simple Green receivable.

7.	Termination of the Haymarket Agreement dated January 1, 2003 between Racer Communication, Inc. and the relevant Corkscrew entity.

8.	Continuation of employment of certain key employees.

9.	Provision of satisfactory resolution of outstanding relocation loan provided to the relevant Corkscrew entity’s employee.

10.	Provision of satisfactory assurances regarding ownership of the relevant Corkscrew entity’s intellectual property in Mexico, Germany and Brazil.

11.	Renegotiation or termination of all employment agreements to eliminate change of control payments and certain other terms (on a case by case basis).

12.	Confirmation that all related-party transactions disclosed in 10-K have been approved in accordance with DGCL Section 144.

(1)	Source: E-mail sent to Cravath, Swaine & Moore LLP from Open Wheel’s counsel.

CONFIDENTIAL	12

Section 4

Transaction Considerations

       Transaction Considerations

•	Anticipated timing of receipt of cash/value by shareholders

•	Conditions precedent and anticipated date and certainty of closing

•	Risk of failure to close

•	Committed vs. contingent financing

•	Buyer/investor knowledge and perceived intent to close

CONFIDENTIAL	13

Appendices

Appendix A

Capital Asset Partners LLC
Preliminary Proposal

                           CAPITAL ASSET PARTNERS LLC
                         FINDING VALUE IN HIDDEN ASSETS

                                                              August 19, 2003
CONFIDENTIAL

Champion Auto Racing Team, Inc.
5350 Lakeview Parkway Drive South
Indianapolis IN 46268
Attn:  Christopher R. Pook
       President and Chief Executive Officer

Gentlemen:

This letter of intent sets forth the intentions of the parties hereto with respect to a proposed investment by Capital Asset Partners LLC ("CAP") in
Champion Auto Racing Team, Inc. ("CART") on the terms set forth below.

The major elements of our proposal are as follows:

1.       Structure.

         (a)      Loans. Up to $30 million would be loaned to CART as follows:
                  (i) CAP would loan to CART $25 million and (ii) the Company would offer to CART's current shareholders (the
                  "SHAREHOLDERS") the right to loan to CART, on the same terms, up to an additional $5 million. The Loans would (i) be senior indebtedness of CART and be secured by a first priority
                  security interest in all of the assets of CART and its
                  subsidiaries; (ii) have a five-year term; (iii), bear interest at the rate of 13% per annum, payable quarterly; (iv) provide for principal amortization beginning 18 months after closing;
                  and (v) be subject to a loan agreement containing, among other terms, appropriate affirmative and negative covenants for a debt instrument of this type; and

         (b)      Warrants. CART would issue to CAP warrants (the "WARRANTS")
                  exercisable for common stock of CART equal to 85% of the
                  outstanding common stock of CART on a fully-diluted basis. The
                  Warrants would (i) have an exercise price of $0.10 per share;
                  and (ii) be entitled to customary anti-dilution protection.
                  Holders of shares issued upon exercise of the Warrants would be entitled to customary demand and piggyback registration rights. CART shareholders who participate in the Loans would be entitled to receive Warrants on a pro rata --- ---- basis.

2.       Placement Fee. CAP would receive a cash placement fee, payable by wire transfer of immediately available funds on the date of the Closing, equal to 1.5% of the total amount of all Loans received from CAP and participating Shareholders.

                                      - 2 -
Mr. Christopher R. Pook                                         August 19, 2003

3.       Access to Information. From the date hereof until the Exclusivity
         Termination Date (as defined in paragraph 5 below) or, if mutually satisfactory definitive loan documentation is entered into on or before that date, the consummation of the transactions contemplated under, or termination of that agreement, CART shall afford CAP and its affiliates, agents, consultants and legal, accounting and other representatives full access to all books, records, facilities, personnel and representatives of CART, and permit CAP's representatives to make such inspections or other inquiries as may reasonably be requested and otherwise cooperate with CAP in connection with matters relating to the transaction proposed by this letter.

4.       Conditions to Closing. Consummation of the transactions contemplated hereby shall be subject to and conditioned upon, among other things, the following: (a) the negotiation, execution and delivery of mutually satisfactory definitive documentation, including, without limitation,
         (i) definitive loan and security documentation (containing such representations, warranties, covenants, conditions, indemnities and events of default as are customary in transactions of this type) and the fulfillment or waiver of the terms and conditions thereof; (ii) a warrant agreement in customary form for transactions of this type; and
         (iii) a registration rights agreement in customary form for transactions of this type; (b) the receipt of all required governmental and third party consents and approvals, if any; (c) CAP shall have completed financing arrangements sufficient to enable it to advance the
         Loans; and (d) CAP shall have completed due diligence and the results thereof shall be satisfactory to CAP in its sole discretion.

5.       Exclusivity. From the date hereof until 11:59 p.m. on the Exclusivity
         Termination Date (as defined below), pending the execution of mutually satisfactory definitive documentation by CART and CAP, CART will not, nor will it permit or cause, direct or authorize any of its officers, directors, affiliates, employees or agents or any other person, directly or indirectly, to (x) initiate, encourage, solicit or continue or otherwise engage in any negotiations or discussions with, or provide any information to, any corporation, partnership, person or other entity or group, other than CAP and its affiliates, regarding a possible sale of all or any substantial portion of CART's assets on a consolidated basis or a merger, consolidation, recapitalization or other similar transaction involving CART or any of its significant subsidiaries (any of the foregoing, an "ALTERNATIVE TRANSACTION"); or
         (y) enter into any agreement with respect to or consummate any
         Alternative Transaction (other than with CAP). CART will immediately notify CAP of any contact by a third party with CART or any of its officers, directors, affiliates, employees, agents or representatives relating to an Alternative Transaction. As used herein, the
         "EXCLUSIVITY TERMINATION DATE" means the date that is 30 days from the date on which this letter is countersigned by CART.

                                      - 3 -
Mr. Christopher R. Pook                                        August 19, 2003

6.       Public Announcements; Confidentiality. Pending the execution of a mutually satisfactory definitive loan agreement, except as required by applicable law, none of CAP or CART or any of their respective officers, directors, employees, agents, affiliates or representatives shall make any public announcement or issue any press release or other publicity in respect of the transaction proposed by this letter, without the written consent in advance of the other parties hereto.
         Simultaneous with the countersignature and delivery of this letter by
         CART, the parties hereto will execute and deliver a confidentiality agreement in the form of the confidentiality agreement attached at
         Annex 1 hereto.

7.       Expenses. Each party shall bear its own expenses for legal, accounting and other professional fees incurred in connection with the transactions contemplated by this letter; provided, that if the parties shall enter into definitive documentation with respect thereto, such documentation shall provide for the reimbursement of CAP's reasonable expenses and for a break-up fee in customary form and amount.

8.       Effect of this Letter; Governing Law. If not executed by CART and returned to CAP on or before 8:00 PM California time on August 26,
         2003, this letter shall lapse and be null and void. Except for the provisions of paragraphs 5, 6, 7 above and this paragraph 8, this letter is not intended to be and is not a binding contract, but is intended merely as a statement of our good faith and our sincere interest as of this date in proceeding with the proposed transaction on the terms outlined in this letter and, except as aforesaid, the parties will be bound only in accordance with the terms and conditions contained in an executed definitive documentation, including, without limitation, a mutually satisfactory definitive loan agreement, warrant agreement and registration rights agreement. This letter shall be governed by and construed in accordance with the laws of the State of
         Delaware, without regard to principles of conflicts of law.

                                              Very truly yours,

                                              CAPITAL ASSET PARTNERS, LLC

                                              By: /s/ Darryl Mazow
                                                  -----------------------
                                                  Name:  Darryl Mazow
                                                  Title:  Managing Director

Agreed to this ___ day of August, 2003:

CHAMPION AUTO RACING TEAM, INC.

By:
    ---------------------------------------
Name:  Mr. Christopher R. Pook
Title:  President and Chief Executive Officer

Appendix B

Open Wheel Racing Series LLC
Preliminary Proposal

                                                     August 15, 2003

Championship Auto Racing Teams, Inc.
5350 Lakeview Parkway Drive South
Indianapolis, IN 46268
Attn.:   Christopher R. Pook
         President, Chief Executive Officer

Dear Chris:

         As you know, the Board of Directors of Championship Auto Racing Teams,
Inc, a Delaware corporation ("CART") has invited a group involving Gerald
Forsythe to make a proposal to acquire CART (the "ACQUISITION"). Mr. Forsythe,
Kevin Kalkhoven, Paul Gentilozzi, Carl Russo and Motorock LLC have formed Open
Wheel Racing Series LLC ("OPEN WHEEL") for the purpose of making such a proposal. This letter outlines that proposal.

         Please note that the price per share of our offer is less than the market price of CART common stock on the date of this letter. The offer price reflects the fact that CART will require significant additional capital to maintain its ongoing operations. We believe that if such capital were raised through an equity financing, even if such equity financing were possible, CART shareholders would likely suffer sufficient dilution to reduce the market price of CART common stock to less than the price per share of our offer.

         1) PROPOSED TRANSACTION. Open Wheel would acquire all the outstanding stock (with rights) and other securities convertible into or exercisable for capital stock of CART ("OTHER SECURITIES") for a total of $7.4 million in cash.
Based on 14,718,134 shares outstanding as of July 1, 2003 and if all Other
Securities are terminated, the consummation of the Acquisition would result in
CART stockholders receiving approximately $.50 cash in exchange for each share.
The Acquisition would be effected by a reverse triangular merger, tender offer or other structure as mutually agreed. The Acquisition would be subject to the approval of CART's Board of Directors, which must include approval by CART's independent directors, and, in addition to any shareholder approval required by law, Open Wheel expects to require approval of the holders of a majority of CART voting stock not held by Open Wheel or its members. Completion of the
Acquisition would be subject to the receipt by CART of a fairness opinion from its financial advisor and the satisfaction of any applicable governmental regulatory requirements.

                                                                             2

         2) DEFINITIVE AGREEMENT. The definitive agreement for the Acquisition would contain appropriate representations, warranties and covenants for a transaction of the size and nature of the Acquisition and other provisions that are mutually satisfactory to Open Wheel and CART. These would include a customary break-up fee. The definitive agreement would also include conditions to Open Wheel's obligation to complete the Acquisition, in addition to those noted above, including: (a) resolution in a satisfactory manner of the issues surrounding the management of CART, Inc. ("CART"), (b) no material agreements are made without the knowledge of Open Wheel, (c) termination of all outstanding options to acquire shares of CART or any of its current or dissolved subsidiaries with the consent of all optionees, (d) settlement of all ongoing disputes in arbitration or litigation, (e) the modification or termination of certain employment agreements to the satisfaction of Open Wheel, (f) the absence of litigation relating to CART or the Acquisition, and (g) the completion of due diligence, including verification of proposed sponsorships, to the satisfaction of Open Wheel.

         3) LETTER OF INTENT NOT BINDING. Open Wheel and CART both acknowledge and agree that, except for its Section 4, this letter of intent is not an agreement or contract of any kind, does not give rise to or create any binding legal rights or obligations and does not obligate Open Wheel or CART to negotiate or enter into any definitive agreement or to complete the Acquisition or any other transaction. Any obligation to complete a transaction will arise only if and when: (a) Open Wheel and CART sign and deliver a definitive written agreement regarding the Acquisition or other transaction, (b) all necessary corporate action on behalf of the parties has been taken, and (c) and all conditions precedent have been satisfied or waived. Neither Open Wheel nor CART will have any liability whatsoever to any other party for its failure to negotiate or enter into a definitive agreement for the proposed Acquisition or any other transaction, and either party may choose not to pursue the Acquisition or enter into a definitive agreement for any reason or no reason.

         4) OTHER TRANSACTIONS. CART recognizes that, in order for Open Wheel to pursue further steps with CART regarding a proposed business combination, Open
Wheel will need to invest substantial time, effort and expense to, among other things, complete its due diligence of CART. Accordingly, CART agrees that until the earlier of August 31, 2003 and the (late on which Open Wheel confirms in writing that it no longer wishes to pursue the Acquisition (the "TERMINATION
DATE"), CART will promptly notify Open Wheel of any request, inquiry, proposal, solicitation, negotiation, or discussion with any third party concerning a possible sale of stock or other securities of CART or CART, or any possible disposition of all or any significant part of CART's or CART business or assets.
Such notice will identify the party or parties involved, the terms of any proposal, and the proposed process and timeline. CART agrees that, prior to the
Termination Date, it will not unilaterally terminate discussions with Open
Wheel, and that it will in any case provide not less than two business days notice of any determination that Open Wheel must, under terms of the August 11,
2003 letter of CART to Mr. Forsythe, disband.

                                                                             3

         5. EXPECTATIONS; COUNTERPARTS. By signing this letter of intent, Open
Wheel and CART agree that Section 4 is intended to be binding and enforceable.
This letter of intent may be signed in counterparts.

                                                  Sincerely,

                                                  Open Wheel Racing Series LLC

                                                  /s/ Kevin Kalkhoven
                                                  ------------------------------
                                                  Kevin Kalkhoven, Manager

ACCEPTED AND AGREED:

Championship Auto Racing Teams, Inc.

-------------------------------------
Christopher R. Pook, President, CEO

Appendix C

Investor Group Lead by Timothy
Durham Letter of Interest

                                TIMOTHY S. DURHAM
                         111 Monument Circle, Suite 4800
                             Indianapolis, IN 46204

                                                              August 19, 2003

Board of Directors
Championship Auto Racing Teams, Inc.
5350 Lakeview Parkway Drive South
Indianapolis, IN 46268

Dear Chairman:

         A group which I head is considering making an offer to acquire
Championship Auto Racing Teams, Inc. ("MPH"). Michael K. Miles, Daniel Laikin,
Henry Najem and Neil Lucas have indicated a willingness to be part of this group. I am writing to request that MPH and its Board of Directors cooperate in our efforts to develop an offer to acquire MPH.

         We are contemplating making an offer to acquire MPH in an all cash transaction. Based on the information that we have, we expect to offer to purchase all of the shares of MPH at a per share cash price of $0.75, or perhaps higher. Our ability to offer a higher price depends in large part on whether we can obtain additional information to better assess the contingent liabilities of
MPH. Of course, you recognize that our expected offer represents a significant premium over the recently disclosed offer made by Open Wheel Racing.

         In order to make our best offer, we need access to information in MPH's possession. Access to information in MPH's possession increases the probability that we will be able to increase the amount of our offer. We are particularly interested in information that will allow us to identify and evaluate various contingent exposures of MPH.

         We are willing to maintain the confidentiality of any proprietary information to which MPH may provide access. We have reviewed the letter confidentiality agreement provided by MPH and have excised the standstill provisions contained therein. We do not believe that the standstill provisions are in our best interests or in the best interests of MPH's shareholders. We have revised the confidentiality provisions slightly to ensure that we can comply with state and federal securities laws without violating the terms of the agreement. 1 have executed the revised agreement and enclose it with this letter. A redlined copy of the revised confidentiality agreement is also enclosed for MPH's review.

         Any offer that we may make will be contingent upon the removal or termination of MPH's Amended and Restated Rights Agreement (the "Rights
Agreement"). We know that the Board of Directors of MPH has the ability to remove the restrictions created by the Rights Agreement and believe that it is in the best interests of the shareholders of MPH for the Board of Directors to do so.

                                                                            2

         A prompt response to this letter is necessary. Time is of the essence in light of the recent public disclosure that MPH is considering an offer by
Open Wheel Racing to acquire MPH for $0.50 per share.

         Please direct your response and any other communications to me at the address above. My direct telephone line is 317-237-4055.

                                                  Sincerely,

                                                  Timothy S. Durham

                                                              August 18, 2003

Timothy S. Durham
111 Monument Circle, Suite 4800
Indianapolis, IN 46204

                            Confidentiality Agreement

                  In connection with your interest in a possible acquisition (a
"Transaction") of Championship Auto Racing Teams, Inc. (the "Company"), you have requested that we make available to you certain information which is non-public, confidential or proprietary in nature and which may be disclosed either in written form or orally (the "Confidential Information"). By execution of this letter agreement (this "Agreement"), each party hereto agrees as follows:

         1. You agree to treat all Confidential Information confidentially and to observe the terms and conditions set forth herein. For purposes of this
Agreement, "Confidential Information" shall include all information, regardless of the form in which it is communicated or maintained, that is furnished to you or your Representatives by the Company or its Representatives in the course of the consideration of a Transaction. The term "Confidential Information" shall also include all reports, analyses, notes, compilations, forecasts, studies or other documents or information prepared by you or your Representatives that are based on or contain any Confidential Information received by you or your
Representatives ("Notes"). The term "Representatives" shall include the applicable party's directors, officers, employees, partners, affiliates, subsidiaries, agents, advisors, lawyers, accountants, consultants and financial advisors or other representatives.

         2. Notwithstanding the foregoing, the term "Confidential Information"
does not include information that (a) is or becomes generally available to the public other than as a result of disclosure in violation of this Agreement directly or indirectly by you or your Representatives, (b) is or was available to you on a non-confidential basis from a source other than the Company or its
Representatives, provided that the source of such information was not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality with respect to such information owed to, the Company or (c) has been independently acquired or developed by you or your Representatives without violating any of the provisions of this Agreement.

         3. You agree that Confidential Information will be used solely for the purpose of considering a Transaction. You agree to keep confidential all
Confidential Information or portions thereof, except that you may disclose the
Confidential Information to (i) any member of an acquisition group that you may form; provided, however, that each such member agrees in writing to be bound by the terms of this Agreement (at which time the term "you" shall be deemed to include Timothy S. Durham and any member of the group who has agreed to be bound by this Agreement); and (ii) your Representatives to the extent necessary to permit such Representatives to assist

                                                                          2

you in the consideration of a Transaction; provided, however, that you shall inform such Representatives of the confidential nature of the Confidential
Information and each such Representative shall be bound by the terms of this
Agreement to the same extent as if it was a party hereto and you shall be responsible for any breach of this Agreement by any of your Representatives.

         4. You acknowledge that you are, and that your Representatives who are informed as to the matters that are the subject of this Agreement will be made
(a) aware that the United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, (b) familiar with the
Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder to the extent they relate to the matters referred to in this paragraph 5 and (c) aware that the Confidential Information will include material non-public information about the Company. You agree that you will not use or permit any third party to use, and that you will use reasonable best efforts to assure that none of your Representatives will use or permit any third party to use, any Confidential Information in contravention of the United States securities laws, including the Securities Exchange Act of 1934 or any rules and regulations promulgated thereunder,

         5. In addition, you agree that you will not, and your Representatives will not, make any disclosure (a) regarding the contents of this Agreement, or
(b) that any Confidential Information has been provided or received; provided, however, if you have received the advice of your counsel that disclosure is required by, or advisable under, applicable law, you will provide the Company with prompt notice thereof and an opportunity to comment on such disclosure prior to such disclosure and you may disclose only the information that, in the opinion of your counsel, such law requires you to disclose or makes it advisable for you to disclose.

         6. In the event that you or anyone to whom you transmit any
Confidential Information in accordance with this Agreement is requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process or other oral or written request issued by a court of competent jurisdiction or by a federal, state or local governmental or regulatory body), in connection with any proceeding, to disclose any Confidential Information, you will give the
Company prompt notice (in writing to the extent practicable) of such request or requirement (and, in any event, before complying with any such request or requirement) so that we may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and you will cooperate with the Company to obtain such protective order or other remedy. In the event that such protective order or other remedy is not obtained or we waive compliance with the relevant provisions of this Agreement, you (or such other persons to whom such request is directed) will furnish only that portion of the
Confidential Information which, in the judgment of your counsel, is legally required to be disclosed and will use your reasonable best efforts to obtain reliable assurances that confidential treatment will be accorded to such information.

                                                                            3

         7. You understand and acknowledge that neither the Company nor any of its Representatives (a) have made or make any representation or warranty, expressed or implied, as to the accuracy, completeness or reasonableness of the
Confidential. Information or any other information provided or prepared in connection with any Transaction or (b) shall have any liability whatsoever to you relating to or resulting from the use of the Confidential Information or any errors therein or omission therefrom. You agree that you are not entitled to rely on the accuracy or completeness of the Confidential Information and only those representations and warranties that may be made by the Company or any of its affiliates in a definitive written agreement regarding a Transaction, when, as and if executed and subject to such limitations and restrictions as may be specified therein, shall have any legal effect, and you agree that any determination to engage in a Transaction will be based solely on the terms of such written agreement and on your own investigation, analysis and assessment of the Company. You further understand and acknowledge that this Agreement does not constitute or create any obligation to provide Confidential Information or other information.

         8. You agree that upon the Company's request, or in the event that you decide not to proceed with a Transaction, you will promptly, and cause your
Representatives to, destroy or return to the Company all copies of the
Confidential Information, destroy all Notes, delete any non-oral information incapable of physical delivery (including, but not limited to, Confidential
Information held on any computer or word processor) and deliver to the Company a certificate executed by a duly authorized officer indicating that the requirements of this sentence have been satisfied in full. Notwithstanding the return or destruction of Confidential Information and Notes, you will continue to be bound by your obligations of confidentiality and other obligations hereunder.

         9. You agree that unless and until a definitive agreement with respect to any Transaction has been executed and delivered, no party hereto will be under any legal obligation of any kind whatsoever with respect to such
Transaction (other than as contained herein).

         10. You recognize and acknowledge the competitive and confidential nature of the Confidential Information and that irreparable damage will result to the Company if information contained therein or derived therefrom is disclosed to any third party except as herein provided. You agree that monetary damages would not be a sufficient remedy for any breach of this Agreement, and that we shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach by you. You agree that you will not oppose any application by the Company for injunctive relief. You further agree to waive, and to use your reasonable best efforts to cause your
Representatives to waive, any requirements for the securing or posting of any bond in connection with such remedy. In the event of litigation relating to this
Agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this Agreement, you shall be liable and pay to the Company all expenses (including reasonable legal fees) in connection with such litigation, including any appeal therefrom.

                                                                            4

         11. This Agreement shall terminate five years from the date hereof.

         12. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective successors and assigns;
provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by you without the Company's prior written consent.

         13. In the event that any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

         14. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to the conflicts of laws principles thereof.

         15. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter set forth herein and may be amended, modified or waived only by a separate writing signed by each party expressly amending, modifying or waiving such terms. You understand and agree that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

         Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement.

                                        Very truly yours,

                                        CHAMPIONSHIP AUTO RACING TEAMS, INC.,

                                        by
                                           -------------------------------
                                           Name:
                                           Title:

Confirmed and agreed as of
the date first written above:

/s/ Timothy S. Durham
-----------------------
Timothy S. Durham